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DOC ID		US2965751
OUR REF		MAL
CLIENT-MATTER NO.		169800-0001

April 11, 2018

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Ruairi Regan and Brigitte Lippmann,

          Office of Beverages, Apparel and Mining

Re:	Unimin Corporation
Registration Statement on Form S-4
Confidentially submitted on January 23, 2018 and March 21, 2018
CIK No. 0001722287

Dear Mr. Reynolds, Mr. Regan and Ms. Lippmann:

On behalf of our client, Unimin Corporation (the Company or Unimin), we hereby file with the Securities and Exchange Commission (the Commission) a revised draft of the Company’s Registration Statement on Form S-4 (the Registration Statement). The Registration Statement is marked to show changes from the Company’s draft registration statement on Form S-4 (the Draft Registration Statement), which was initially confidentially submitted to the Commission on January 23, 2018 and most recently amended and confidentially submitted to the Commission on March 21, 2018.

The changes reflected in the Registration Statement include those made in response to the comments of the staff (the Staff) of the Commission set forth in the Staff’s letter of April 4, 2018 (the Comment Letter). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

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Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet, page 105

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany

Unaudited Pro Forma Combined Statement of Operations, page 106

1.	Please revise your pro forma balance sheet and statement of operations to present a pro forma subtotal column that gives effect to all pro forma adjustments related to the HPQ Carveout, the Unimin common stock split, the $531.2 million cash distribution to Sibelco and any Unimin transactions occurring prior to the merger. To the right of this subtotal column, present Fairmount’s historical column and the pro forma adjustments directly related to the merger. Refer to Instructions 3 and 6 to Rule 11-02(b) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 102 of the Registration Statement.

2.	Please disclose your basis for excluding a pro forma tax adjustment related to the HPQ Carveout from your pro forma statement of operations.

In response to the Staff’s comment, the Company has revised the “HPQ Carveout” column in the pro forma combined statement of operations to include the impact of tax expense. This is disclosed on page 102 of the Registration Statement.

3.	Please revise your cost of goods sold references here and elsewhere in the filing, such as page 45, to state that they exclude depreciation, depletion and amortization. Refer to SAB Topic 11:B.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 102 of the Registration Statement.

Note 3: Preliminary Consideration, page 109

4.	Please disclose why the extinguishment of Fairmount Santrol historical debt obligations has been included in your preliminary consideration computation. Also, clarify why the $170 million in cash consideration to be paid to Fairmount Santrol stockholders has been excluded.

In response to the Staff’s comment, the Company has revised the calculation of preliminary consideration received on pages 104 and 105 of the Registration Statement to exclude the extinguishment of Fairmount Santrol historical debt obligations and instead shows the Fairmount Santrol debt as part of Unimin’s assets acquired and liabilities assumed. See Note 4 of the Unaudited Pro Forma Combined Financial Statements on page 106 for additional information.

With respect to the exclusion of the $170 million in cash consideration paid to Fairmount Santrol from the preliminary consideration computation, ASC 805 describes a situation where the consideration transferred (i.e. for this merger 35% of the combined company common stock plus the $170 million in cash consideration) would not be used to value the preliminary consideration, but rather the consideration received (i.e. 100% of the Fairmount Santrol equity) would be used to value the preliminary consideration. Since the consideration received can be valued based on the market price of Fairmount Santrol stock, the Company has used the value of the consideration received in determining the purchase consideration. Therefore, the $170 million of consideration paid would not impact the calculation of purchase consideration.

Note 5: Pro Forma Adjustments

Adjustment M, page 111

5.	Please disclose the amount of this adjustment.

Former Adjustment M in the pro forma financial statements has been deleted and is no longer a pro forma adjustment. The derivative liability previously referenced in Adjustment M will not be terminated early.

Adjustment N, page 111

6.	Please revise your disclosures to clarify where the reclassification of accrued income and real estate taxes of $5.6 million to current tax liabilities is reflected on page 105 as a pro forma adjustment.

The Company has removed this reclassification as both companies currently present the current tax liabilities as a component of accrued expenses and other current liabilities. The disclosure on page 109 of the Registration Statement has been updated to remove this reclassification.

Adjustment O, page 111

7.	We note your response to prior comment 9. Please also revise your disclosures on page 320 to clearly state the specific interest rate terms on each of the Post-Merger loans. In doing so, also disclose how adjusted LIBOR and the adjusted base rate are computed, when each is used, and the amount of the spread in each scenario that the spread changes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 308 of the Registration Statement.

The Merger (Proposal 1), page 122

8.	Please revise your disclosures of Unimin’s historical and pro forma share information throughout the filing to disclose the exchange ratio assumed for the Unimin common stock split and clarify whether it will occur prior to effectiveness of the Form S-4. If this stock split will occur prior to effectiveness, also give it retrospective effect in the filing. Refer to SAB Topic 4:C.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 45, 96 and 111 of the Registration Statement. The Unimin common stock split will occur after the effectiveness of the Form S-4 and no retrospective effect has been shown in the filing.

Material United States Federal Income Tax Consequences of the Transaction, page 183

9.	We note your response to prior comment 12. As you have provided short-form tax opinions, please revise this section to state that the tax consequences is the opinion of Freshfields and Jones Day. Also clearly identify the opinion being rendered. For guidance, please see Section III.B.2 of Staff Legal Bulletin No. 19 (CF).

In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Registration Statement.

Unimin’s Reserves page 265

10.	We note your response to prior comment 18. As supplemental information and not as part of your filing please forward the information that establishes the economic viability of your reserves. This may include your cash flow analysis for these properties, annualized sales revenue per ton and plant cost per ton sold, or other information that demonstrates reserve economics. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

In response to the Staff’s comment, on April 9, 2018, the Company sent the requested information to Mr. Coleman on a CD, formatted as Adobe PDF files.

11.	We note your response to prior comment 16. Please disclose the average price assumptions used to determine the economic viability of the materials designated as mineral reserves.

In response to the Staff’s comment, the Company has revised the disclosure on page 261 of the Registration Statement.

Where you can find additional information, page 385

12.	We note that you are incorporating by reference the Form 10-K filed by Fairmount Santrol on March 13, 2018 and that the form omits Part III information. Please note that the Part III information should be provided for the fiscal year ended December 31, 2017 before requesting acceleration of your Form S-4.

We have been informed that Fairmount Santrol currently intends to file the Part III information on Form 10-K/A on or about April 17, but in any event will file the Part III information on Form 10-K/A before the Company requests acceleration.

Exhibits 8.1 and 8.2

13.	We note your response to prior comment 12. We note the disclosure that the merger is conditioned upon the receipt of an opinion from Jones Day, counsel to Fairmount Santrol, or another independent tax advisor of national reputation to the effect that the mergers, taken together as an integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; however, the draft opinion provided by Jones Day merely confirms that “that the description set forth under the caption “Material United States Federal Income Tax Consequences of the Transaction” in the Registration Statement correctly describes, as of the date hereof, the material aspects of the U.S. federal income tax treatment of the Mergers and holders of common stock of Fairmount Santrol that exchange their shares of such common stock for Merger Consideration.” The tax opinion should address clearly whether the merger will qualify as a reorganization within the meaning of section 368(a) and state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Please revise. For guidance, please see Section III.B.2 of Staff Legal Bulletin No. 19 (CF).

In response to the Staff’s comment, Jones Day has provided an updated opinion which is filed as Exhibit 8.2 to the Registration Statement.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 277-4004 or Michael.Levitt@freshfields.com.

Sincerely,

/s/ Michael A. Levitt
Michael A. Levitt

cc:	Raj Rajan

Rufus Decker

John Coleman

(Securities and Exchange Commission)

Jean-Luc Deleersnyder

Kurt Decat

(SCR-Sibelco NV)

Campbell J. Jones

Andrew D. Eich

(Unimin Corporation)

Jenniffer D. Deckard

Michael F. Biehl

(Fairmount Santrol Holdings Inc.)

Peter D. Lyons, Esq.

Omar Pringle, Esq.

Aly El Hamamsy, Esq.

(Freshfields Bruckhaus Deringer US LLP)

James P. Dougherty, Esq.

Benjamin L. Stulberg, Esq.

Michael J. Solecki, Esq.

Andrew C. Thomas, Esq.

(Jones Day)

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